Filed Pursuant to Rule 433

Free Writing Prospectus dated December 4, 2024

Relating to Preliminary Prospectus Supplement dated December 4, 2024 and

Prospectus dated April 18, 2023

Registration No. 333-271325

Lockheed Martin Corporation

Pricing Term Sheet

December 4, 2024

	4.700% Notes due 2031	5.200% Notes due 2055 (the “2055 Notes”)

Issuer:	Lockheed Martin Corporation
Security Type:	Senior Unsecured
Trade Date:	December 4, 2024
Settlement Date (T+5)*:	December 11, 2024
Interest Payment Dates:	June 15 and December 15, beginning on June 15, 2025	February 15 and August 15, beginning on February 15, 2025
Expected Ratings**:	A2 / A- / A
Principal Amount:	$600,000,000	$400,000,000. The 2055 Notes offered hereby will constitute an additional issuance of the 5.200% Notes due 2055, of which $650,000,000 aggregate principal amount was issued on May 25, 2023 (the “Initial 2055 Notes”). The 2055 Notes will be treated as a single series of securities with, and have the same terms, other than the date of issuance and the issue price, as the Initial 2055 Notes.
Maturity:	December 15, 2031	February 15, 2055
Coupon:	4.700% per annum, accruing from December 11, 2024	5.200% per annum, accruing from August 15, 2024
Price to Public:	99.940% of principal amount, plus accrued interest, if any, from December 11, 2024	99.781% of principal amount, plus accrued interest from, and including, August 15, 2024 up to, but not including, December 11, 2024 (which accrued interest amount totals $6,702,222.22 for the 2055 Notes)
Yield to Maturity:	4.710%	5.214%
Spread to Benchmark Treasury:	+58 basis points	+85 basis points
Benchmark Treasury:	4.125% due November 30, 2031	4.250% due August 15, 2054
Benchmark Treasury Price and Yield:	99-31 / 4.130%	98-03+ / 4.364%
Optional Redemption:

Prior to October 15, 2031 (two months prior to the maturity date), callable at the greater of (a) the make-whole price of T+10 basis points and (b) 100% of the principal amount, plus accrued and unpaid interest to the redemption date

Callable at par on or after October 15, 2031

Prior to August 15, 2054 (six months prior to the maturity date), callable at the greater of (a) the make-whole price of T+20 basis points and (b) 100% of the principal amount, plus accrued and unpaid interest to the redemption date

Callable at par on or after August 15, 2054

CUSIP:	539830 CG2	539830 CB3
ISIN:	US539830CG29	US539830CB32

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. Goldman Sachs & Co. LLC Citigroup Global Markets Inc. Credit Agricole Securities (USA) Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC
Senior Joint Lead Managers:	Barclays Capital Inc. Morgan Stanley & Co. LLC SMBC Nikko Securities America, Inc. TD Securities (USA) LLC UniCredit Capital Markets LLC U.S. Bancorp Investments, Inc.
Joint Lead Managers:	ANZ Securities, Inc. Lloyds Securities Inc. BNY Mellon Capital Markets, LLC RBC Capital Markets, LLC
Senior Co-Managers:	Fifth Third Securities, Inc. PNC Capital Markets LLC
Co-Managers:	Academy Securities, Inc. Blaylock Van, LLC CastleOak Securities, L.P. Penserra Securities LLC

*

The underwriters expect to deliver the notes to purchasers on or about December 11, 2024, which will be the fifth business day following the pricing of the notes (such settlement cycle being herein referred to as “T + 5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day preceding the settlement date should consult their own advisors.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC that are incorporated by reference in the prospectus for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, BofA Securities, Inc. toll-free at 1-800-294-1322 or Goldman Sachs & Co. LLC toll-free at 201-793-5170.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Lockheed Martin Corporation on December 4, 2024 relating to its prospectus dated April 18, 2023.

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